UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

First Mid-Illinois Bancshares, Inc.

(Name of Issuer)

Common Stock, par value $4.00 per share

(Title of Class of Securities)

320866106

(CUSIP Number)

Kermit Speer, 1648 Taylor Rd, Port Orange, FL 32128 Phone: 386-492-2568

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 17, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 320866106	13D

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Kermit Speer
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) X
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 456,996
	8.	SHARED VOTING POWER 00,000
	9.	SOLE DISPOSITIVE POWER 456,996
	10.	SHARED DISPOSITIVE POWER 00,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 456,996
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.4%
14.	TYPE OF REPORTING PERSON (see instructions) IN

Item 1. Security and Issuer.

This statement relates to the common stock, par value $4.00 per share (the “Common Stock”), of First Mid-Illinois Bancshares, Inc., a Delaware corporation (the “Company”), whose principal executive offices are located at 1421 Charleston Avenue, Mattoon, Illinois 61938.

Item 2.	Identity and Background.

a)	This statement is being filed by Kermit Speer individually.

b)	Mr. Speer resides at 1648 Taylor Rd, Port Orange, FL 32128

c)	Mr. Speer’s principal occupation is an investor.

d)	During the last five years, Mr. Speer has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors.)

e)	During the last five years, Mr. Speer has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

f)	Mr. Speer is a citizen of the United States of America.

Item 3.	Source of Amount of Funds or Other Considerations.

Since Mr. Speer’s most recently filed statement on February 28, 2014, shares of Common Stock for which Mr. Speer is reporting beneficial ownership herein have been acquired in the following manner: (i) 92,506 shares have been acquired upon the conversion of 400 shares of Series B 9% Non-Cumulative Perpetual Convertible Preferred Stock (“Series B Preferred Stock”) of the Company held individually; and (ii) 62 shares have been acquired pursuant to dividend reinvestment under the Company’s Dividend Reinvestment Plan. The shares of Common Stock acquired upon conversion of the Series B Preferred Stock have been reflected in Mr. Speer’s Schedule 13D filings following the acquisition of the Series B Preferred Stock. No borrowed funds were used to acquire any of the above listed stock. Mr. Speer’s percentage of beneficial ownership of shares of Common Stock has decreased as a result of the Company’s mandatory conversion of its Series B Preferred Stock.

Item 4.	Purpose of Transaction.

 Purchases of shares of Common Stock by Mr. Speer have been for investment purposes. Mr. Speer may purchase additional shares from time to time depending upon price, market conditions, availability of funds, evaluation of other investment opportunities, and other factors. Mr. Speer has no present intention to sell any shares, although he could determine from time to time, based upon the same factors listed above for purchases, to sell some or all of the shares held by him.

Except as set forth above, Mr. Speer does not have any plan or proposal which relates to or would result in any of the following matters.

(a)	The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

(d)	Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the issuer;

(f)	Any other material change in the issuer’s business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

(g)	Changes in the issuer’s charter, bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

(h)	Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)	Any action similar to any of those enumerated above.

 Item 5.     Interest in Securities of Issuer.

(a)	Mr. Speer’s total beneficial ownership amounts to 456,996 shares of Common Stock or 6.4% of the outstanding shares.
(b)	Mr. Speer holds sole voting and investment power over 456,996 shares held individually, which includes (i) 637 shares of Series C 8% Non-Cumulative Perpetual Convertible Preferred Stock (“Series C Preferred Stock”) of the Company, which is convertible into 156,973 shares of Common Stock of the Company.

(c)

During the past 60 days, Mr. Speer has effected no transactions in the Common Stock other than the following:

         On November 17, 2014, Mr. Speer acquired 92,506 shares of Common Stock upon the conversion of 400 shares of Series B Preferred Stock, held individually.

(d)	Other than the persons described in sub-items (a) and (b) above, to the knowledge of Mr. Speer, no other person has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock beneficially owned by Mr. Speer.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

There are no contracts, arrangements, understandings or relationships (legal or otherwise) between Mr. Speer and any person with respect to any securities of the issuer.

Item 7.	Materials to be Filed as Exhibits.

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 20, 2014

/s/ Kermit Speer

Kermit Speer